File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2006
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:_____________________.]

Revised Announcement for the agenda of AGM 2006	1
Signatures	2

Macronix International Co., Ltd.
16, Li-Hsin Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C.
Tel: +886 3 578 6688          Fax: +886 3 563 2888
http://www.macronix.com
Macronix Revised the Announcement for the agenda of AGM 2006
Hsin-chu, Taiwan, R.O.C.— Macronix International Co., Ltd.(NASDAQ: MXICY, TSEC: 2337) (the “Company”) revise the announcement dated April 06,2006 for the agenda of AGM 2006.
The revised agenda of AGM 2006 is as following :
Agenda:
•	Report Items

Report of 2005 business

Supervisors’ review report of 2005

Assets Impairment report

Other report

•	Ratification Items

Ratification of 2005 Business Report and Financial Statements

Ratification of deficiency making up proposal of 2005

•	Discussion Items

Approval of the amendment of the Articles of Incorporation

Approval of the amendment of the rules for proceedings of Shareholders Meetings

Approval of the amendment of the regulations for election of directors and supervisors

Approval of the amendment of the procedure of Endorsements & Guarantees

Approval of the amendment of the procedure of Derivatives Trading

Approval of removing the non-competition restriction on identified directors

•	Other agenda and Special resolution

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: April 10, 2006	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center